UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION




PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



In the Matter of


SOUTHWESTERN ELECTRIC POWER COMPANY             REPORT FOR PERIOD
Shreveport, Louisiana 71156                     July 1, 1997 TO
                                                September 30, 1997
PUBLIC SERVICE COMPANY OF OKLAHOMA              PURSUANT TO RULE 24
Tulsa, Oklahoma 74102

CENTRAL POWER AND LIGHT COMPANY
Corpus Christi, Texas 78401

File No. 70-5741




This report is filed by Southwestern Electric Power Company (SWEPCO) on behalf of itself, Public Service Company of Oklahoma (PSO) and Central Power and Light Company (CPL) pursuant to Rule 24 promulgated under the Public Utility Holding Company Act of 1935 by the Securities and Exchange Commission pursuant to Sections 6(a), 7, 9(a) and 10 of said Act. SWEPCO's, PSO's and CPL's Application-Declaration, as further amended by post-effective amendments, in this matter proposed the filing by SWEPCO of quarterly reports to the Commission, pursuant to Rule 24 of the Act, providing as to the activities during each quarter: (a) total number of rail cars serviced by month for each of SWEPCO, PSO and CPL; (b) the amount of expenditures by month for direct labor cost, direct material cost, and indirect expenses for each of SWEPCO, PSO and CPL; (c) computation by month of allocated cost to be shared by SWEPCO, PSO and CPL on the basis of the "Cost Ratio", and (d) copies of the monthly reports furnished by SWEPCO to PSO and CPL detailing the work and charges associated with PSO and CPL rail cars assigned to the facility which were repaired during the previous month, within the context of the Rail Car Maintenance Facility Agreement between SWEPCO, PSO and CPL. This report covers the period July 1, 1997 through September 30, 1997.

THIRD QUARTER 1997
SWEPCO RAIL CAR MAINTENANCE FACILITY
RULE 24 REPORT

A. NUMBER OF RAIL CARS SERVICED
                                  SWEPCO          PSO       CPL         TOTAL
   JULY                                415            286                   701
   AUGUST                              384            162                   546
   SEPTEMBER                           496            187                   683
   TOTAL                             1,295            635       0         1,930

B. AMOUNT OF EXPENDITURES
   DETAIL
   DIRECT LABOR -
      JULY                      $37,579.60     $16,184.38            $53,763.98
      AUGUST                     32,703.22      12,777.23            $45,480.45
      SEPTEMBER                  41,282.63      15,382.21            $56,664.84
      TOTAL                    $111,565.45     $44,343.82   $0.00   $155,909.27

   DIRECT MATERIAL -
      JULY                     $278,771.21     $95,499.83           $374,271.04
      AUGUST                    152,669.62      76,011.34           $228,680.96
      SEPTEMBER                 165,371.71      79,915.04           $245,286.75
      TOTAL                    $596,812.54    $251,426.21   $0.00   $848,238.75

   OTHER DIRECT EXPENSES -
      JULY                       $1,436.18     $25,359.79            $26,795.97
      AUGUST                   (129,016.31)    (26,007.15)         ($155,023.46)
      SEPTEMBER                 (34,688.15)    (11,420.10)          ($46,108.25)
      TOTAL                   ($162,268.28)   ($12,067.46)  $0.00  ($174,335.74)

   INDIRECT EXPENSES SHARED ON
     COST RATIO
      JULY                      $43,563.95     $18,759.30            $62,323.25
      AUGUST                     62,058.89      24,241.89            $86,300.78
      SEPTEMBER                  66,999.45      24,969.59            $91,969.04
      TOTAL                    $172,622.29     $67,970.78   $0.00   $240,593.07


   TOTAL EXPENDITURES
      JULY                     $361,350.94    $155,803.30           $517,154.24
      AUGUST                    118,415.42      87,023.31           $205,438.73
      SEPTEMBER                 238,965.64     108,846.74           $347,812.38
      TOTAL                    $718,732.00    $351,673.35   $0.00 $1,070,405.35

                                  SWEPCO          PSO       CPL         TOTAL
C. COMPUTATION OF COST RATIO
   JULY 1997
      DIRECT LABOR              $37,579.60     $16,184.38   $0.00    $53,763.98
      COST RATIO                    69.90%         30.10%    0.00%      100.00%

   AUGUST 1997
      DIRECT LABOR              $32,703.22     $12,777.23   $0.00    $45,480.45
      COST RATIO                    71.91%         28.09%    0.00%      100.00%

   SEPTEMBER 1997
      DIRECT LABOR              $41,282.63     $15,382.21   $0.00    $56,664.84
      COST RATIO                    72.85%         27.15%    0.00%      100.00%

D. COPIES OF MONTHLY REPORTS

Copies of the monthly statements furnished by SWEPCO to PSO detailing charges associated with PSO rail cars are attached as Exhibits 1, 2 and 3.

                                S I G N A T U R E




As required by Order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Southwestern Electric Power Company has duly caused this report to be signed on its behalf on this the 27th day of October, 1997.


                              SOUTHWESTERN ELECTRIC POWER COMPANY




                              By /S/ R. RUSSELL DAVIS

                                     R. Russell Davis
                                     Controller and
                                     Chief Accounting Officer

                                  INDEX TO EXHIBITS




    Exhibit                                                         Transmission
    NUMBER                          EXHIBIT                            METHOD


      1            July 1997 statement furnished by SWEPCO to       Electronic
                      PSO detailing PSO's rail car charges


      2            August 1997 statement furnished by SWEPCO to     Electronic
                      PSO detailing PSO's rail car charges


      3            September 1997 statement furnished by SWEPCO     Electronic
                      to PSO detailing PSO's rail car charges